Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 9, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Sonia Bednarowski

Re:                             Rubius Therapeutics, Inc.

Registration Statement on Form S-3

Filed August 1, 2019

File No. 333-232955

Dear Ms. Bednarowski,

This letter is submitted on behalf of Rubius Therapeutics, Inc. (the “Company”) in response to the comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated August 8, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 (File No. 333-232955) filed with the Commission on August 1, 2019 (the “Registration Statement”).

For your convenience, the Staff’s numbered comment set forth in the Comment Letter has been reproduced in italics herein with the response immediately following the comment.  Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of this letter.

Registration Statement on Form S-3

Description of Capital Stock

Choice of Forum, page 11

1.                                     Your exclusive forum provision in Section 8 of your bylaws, filed as Exhibit 3.2, does not explicitly address actions brought under the Exchange Act, and your description of the exclusive forum provision on page 11 of your prospectus is inconsistent with your

Ms. Bednarowski

Securities and Exchange Commission

August 9, 2019

disclosure on page 126 of your Form 10-K for the fiscal year ended December 31, 2018 and with your disclosure on page 79 of your registration statement on Form S-1 (333-225840). Your prospectus states that the Delaware Forum Provision does not apply to Exchange Act claims and that the Federal Forum Provision applies only to Securities Act claims. Your Form 10-K states that, if the Chancery Court of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware is the exclusive forum for any such claims and that the federal district court for the District of Massachusetts is the exclusive forum for Securities Act claims. Your registration statement on Form S-1 states that the federal district court for the District of Massachusetts is the exclusive forum for Securities Act and Exchange Act claims. Please tell us how Section 8 of your bylaws applies to Exchange Act claims and amend the disclosure on page 11 of your prospectus, if necessary. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Response:

The Company acknowledges the Staff’s comment and respectfully confirms to the Staff that the forum selection provisions in the Company’s prospectus contained in its registration statement on Form S-3, filed on August 1, 2019 (the “prospectus”), including in the Company’s filings incorporated by reference therein, is accurate and consistent in all material respects with the forum selection provisions in the Company’s amended and restated by-laws, filed as Exhibit 3.4 to its registration statement on Form S-1, filed on June 22, 2018 (the “by-laws”).

The Company’s by-laws state that unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, its certificate of incorporation, or its by-laws, (iv) any action to interpret, apply, enforce, or determine the validity of the Company’s certificate of incorporation or its by-laws, or (v) any action asserting a claim against the Company governed by the internal affairs doctrine (“Delaware Forum Provision”). In addition, the Company’s by-laws state that unless it consents in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts is the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (“Federal Forum Provision”).

On December 19, 2018, in Sciabacucchi v. Salzberg, C.A. No. 2017-0931-JTL (Del.

Ms. Bednarowski

Securities and Exchange Commission

August 9, 2019

Ch.), the Court of Chancery of the State of Delaware issued a decision declaring that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are ineffective and invalid under Delaware law. On January 17, 2019, the decision was appealed to the Delaware Supreme Court. While the Delaware Supreme Court initially dismissed the appeal on jurisdictional grounds, the appeal was re-filed to the Delaware Supreme Court on August 5, 2019 and remains pending.

On January 22, 2019, we filed a Form 8-K (the “Form 8-K”), which is incorporated by reference into the prospectus, stating that unless and until the Court of Chancery’s decision in Sciabacucchi is reversed by the Delaware Supreme Court on appeal or otherwise abrogated, the Company does not intend to enforce its Federal Forum Provision designating the District of Massachusetts as the exclusive forum for Securities Act claims. This Form 8-K further states that, in the event that the Delaware Supreme Court affirms the Court of Chancery’s Sciabacucchi decision or otherwise makes a determination that provisions such as the Federal Forum Provision are invalid, the Company’s board of directors intends to amend promptly its by-laws to remove the Federal Forum Provision.

The Company’s Form 10-K for the year ended December 31, 2018, filed on March 28, 2019 (the “Form 10-K”), which is incorporated by reference into the prospectus, states that unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the sole and exclusive forum for such enumerated state law claims. The  Form 10-K further states that unless it consents in writing to an alternative forum, the United States District Court for the District of Massachusetts is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The Company respectfully advises the Staff that the forum selection provisions in its Form 10-K are consistent in all material respects with the Delaware Forum Provision and the Federal Forum Provision in its by-laws.

The Company’s Form 10-Q for the quarter ended March 31, 2019, filed on May 15, 2019 (the “Form 10-Q”), which is incorporated by reference into the prospectus, states that unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) is the sole and exclusive forum for such enumerated state law claims. The  Form 10-Q further states that unless it consents in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts is the exclusive forum for any private action asserting violations by the Company or any of its directors or officers of the Securities Act. The Company respectfully advises the

Ms. Bednarowski

Securities and Exchange Commission

August 9, 2019

Staff that the forum selection provisions in its Form 10-Q are consistent in all material respects with such provisions in its Form 10-K and the Delaware Forum Provision and the Federal Forum Provision in its by-laws.

The Company’s prospectus states that unless it consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for such enumerated state law claims. The Company’s prospectus further states that unless it consents in writing to an alternative forum, the United States District Court for the District of Massachusetts will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. The Company respectfully advises the Staff that the forum selection provisions in its prospectus are consistent in all material respects with such provisions in its Form 10-K and Form 10-Q, and the Delaware Forum Provision and the Federal Forum Provision in its by-laws.

While the Company’s by-laws contain the Federal Forum Provision for causes of action arising under the Securities Act, its by-laws do not explicitly address actions brought under the Exchange Act. The Company’s prospectus expressly clarifies that the Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act.  Accordingly, the choice of forum provision in the Company’s prospectus does not designate the Court of Chancery as the exclusive forum for any actions arising under the Exchange Act, as the Company acknowledges there is exclusive federal jurisdiction for such actions.

Pursuant to the foregoing, the Company respectfully confirms to the Staff that the forum selection provisions in its prospectus, including in the Company’s filings incorporated by reference therein, are consistent in all material respects with its by-laws, and therefore, no amendment to the prospectus is necessary.

Prior to the effectiveness of the registration statement on Form S-3 containing the prospectus, the Company plans to file its Form 10-Q for the quarter ended June 30, 2019 (the “Second Quarter 2019 10-Q”). The Second Quarter 2019 10-Q will include the following disclosure:

“Pursuant to our amended and restated bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for state law claims for (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or

Ms. Bednarowski

Securities and Exchange Commission

August 9, 2019

(5) any action asserting a claim against us governed by the internal affairs doctrine (the “Delaware Forum Provision”). The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the United States District Court for the District of Massachusetts is the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”), or the rules and regulations promulgated thereunder, and of all suits in equity and actions at law brought to enforce any liability or duty created by those statutes or the rules and regulations under such statutes. The forum selection clauses in our amended and restated bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or any of our directors or officers.

On December 19, 2018, in Sciabacucchi v. Salzberg, C.A. No. 2017-0931-JTL (Del. Ch.), the Court of Chancery of the State of Delaware issued a decision declaring that federal forum provisions purporting to require claims under the Securities Act be brought in federal court are ineffective and invalid under Delaware law. On January 17, 2019, the decision was appealed to the Delaware Supreme Court. While the Delaware Supreme Court dismissed the initial appeal on jurisdictional grounds, the appeal was re-filed to the Delaware Supreme Court on August 5, 2019 and remains pending. Unless and until the Court of Chancery’s decision in Sciabacucchi is reversed or otherwise abrogated, we do not intend to enforce our Federal Forum Provision designating the District of Massachusetts as the exclusive forum for Securities Act claims. In the event that the Delaware Supreme Court affirms the Court of Chancery’s Sciabacucchi decision or otherwise makes a determination that provisions such as the Federal Forum Provision are invalid, our Board of Directors intends to amend promptly the Company’s bylaws to remove the Federal Forum Provision. Such amendment could cause us to incur additional costs, which could have an adverse effect on our business, financial condition or results of operations.”

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1971.

Sincerely,

/s/ Arthur R. McGivern, Esq.

Arthur R. McGivern, Esq.

Ms. Bednarowski

Securities and Exchange Commission

August 9, 2019

Enclosures:

cc: Pablo Cagnoni, Rubius Therapeutics, Inc.
Andrew M. Oh, Rubius Therapeutics, Inc.

Stuart M. Cable, Esq., Goodwin Procter LLP

Arthur R. McGivern, Esq., Goodwin Procter LLP

Sarah Ashfaq, Esq., Goodwin Procter LLP